EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three and six months ended June 30, 2011 and 2012 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and six months ended June 30, 2011 and 2012, in thousands except for earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Net income	$2,601	$2,663	$5,886	$7,122
Net income allocated to non-vested share awards	(80)	(92)	(246)	(212)
Preferred stock dividend	(3)	(3)	(7)	(7)

Undistributed earnings available to common stockholders	2,518	2,568	5,633	6,903
Income from discontinued operations	(20)	—	(21)	(250)

Undistributed earnings from continuing operations available to common stockholders	$2,498	$2,568	$5,612	$6,653

Weighted average number of common shares outstanding for basic EPS computation	18,367	18,077	18,301	18,171
Effect of dilutive securities:
Stock options	40	76	39	66

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,407	18,153	18,340	18,237

Basic earnings per common share:
Undistributed earnings	$0.14	$0.15	$0.31	$0.37
Allocation of earnings to non-vested share awards	—	—	0.01	0.01
Discontinued operations	—	—	—	0.01

Total	$0.14	$0.15	$0.32	$0.39

Diluted earnings per common share:
Undistributed earnings	$0.14	$0.15	$0.31	$0.37
Allocation of earnings to non-vested share awards	—	—	0.01	0.01
Discontinued operations	—	—	—	0.01

Total	$0.14	$0.15	$0.32	$0.39

The accounting for unvested share-based payment awards included in the calculation of earnings per share changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities, and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.

Options to purchase 0.2 and 0.3 million shares were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2011, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.

The convertible junior subordinated debentures due in 2029 are convertible into 4.5 million shares of common stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.